[Letterhead of Kirkland & Ellis LLP]

601 Lexington Avenue New York, New York 10022

Joshua N. Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 3, 2014

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Paper Corp. and Certain of its Subsidiaries
Registration Statement on Form S-4
Filed February 6, 2014
File No. 333-193794

Dear Mr. Schwall:

On behalf of Verso Paper Corp., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 6, 2014, to Mr. Paterson, President and Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

General

1.

Staff’s Comment: Please tell us what consideration has been given to describing the opinions regarding solvency matters provided by Murray Devine and Houlihan Lokey Financial Advisors, Inc. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation

M-A. In this regard, we note that the delivery of each such opinion is a condition to the completion of the merger. Also, please tell us what consideration has been given to filing such opinions as exhibits. Refer to Item 21(c) of Form S-4.

Response: With respect to the consideration given to describing the opinion of Murray Devine in the Registration Statement, we refer the Staff to the discussion below regarding the opinion of Houlihan Lokey Financial Advisors, Inc. Because many of the considerations described below do not apply to the opinion of Murray Devine, in response to the Staff’s comment, we have revised the above-referenced disclosure by filing the Murray Devine opinion as annex E to the Registration Statement and providing a summary of such opinion on page 150. With respect to the consideration given to describing the opinion of Houlihan Lokey Financial Advisors, Inc. in the Registration Statement, we supplementally advise the Staff that we believe that, although receipt of Houlihan Lokey’s opinion prior to payment of the Recapitalization Dividend was a condition to the completion of the Merger, Houlihan Lokey’s opinion should not be considered material to either the Merger or the decisions to be made by the shareholders of either NewPage or Verso with respect to the Merger for the following reasons:

•	Unlike the Murray Devine opinion, Houlihan Lokey’s opinion addressed solvency matters only relating to NewPage after giving effect to the Recapitalization Dividend and the financing therefor (collectively, the “NewPage Recapitalization”). Houlihan Lokey’s opinion expressly indicates that no effect was given to the Merger or any aspect, implication or effect thereof for purposes of Houlihan Lokey’s analyses and opinion. Houlihan Lokey’s opinion did not address the solvency of the combined company after giving effect to the Merger. In addition, the opinion does not address NewPage at the time of the closing of the Merger. Given that the opinion does not address the Merger for which shareholder approval is sought and does not speak as of the closing date of the Merger, we believe that a description of Houlihan Lokey’s opinion in the Registration Statement would be potentially confusing to shareholders;

•	NewPage was permitted to complete the NewPage Recapitalization regardless of whether the Merger is completed, and the NewPage Recapitalization has already been completed;

•	Neither NewPage shareholders nor Verso shareholders are being asked to approve the NewPage Recapitalization to which Houlihan Lokey’s opinion relates;

•	As is customary with respect to solvency opinions, Houlihan Lokey’s solvency opinion did not contain any advice or recommendation as to whether NewPage should incur the indebtedness contemplated by the NewPage Term Loan Facility or NewPage ABL Facility, declare and pay the Recapitalization Dividend or engage in the Merger or any related transaction. In addition, Houlihan Lokey’s opinion did not address the fairness of the transaction consideration or the merits of any other material terms provided for in the Merger;

•	Houlihan Lokey’s solvency opinion reflects material limitations and qualifications that are customary with respect to solvency opinions. Among other things, Houlihan Lokey did not independently assess the amount of NewPage’s liabilities and instead relied solely upon the amount of such liabilities, including contingent liabilities, provided to it by NewPage. In addition, certain matters that are addressed in Houlihan Lokey’s solvency opinion (such as whether NewPage’s cash flows should be sufficient for it to be able to pay its debts as they become due) are highly speculative in that they are inherently dependent on the realization in the future of financial projections and long-term business and industry assumptions, all of which are subject to substantial uncertainty. We believe that these limitations and qualifications make description of Houlihan Lokey’s solvency in the joint proxy and information statement/prospectus inappropriate and potentially misleading to shareholders; and

•	As disclosed in the Registration Statement, the combined company will be highly leveraged, and the Registration Statement contains a significant number of risk factors relating to Verso’s indebtedness as well as pro forma financial information and other data which shareholders should take into account when considering Verso’s leverage. We believe that, if Houlihan Lokey’s solvency opinion were described in the Registration Statement, such description could be potentially confusing to shareholders (particularly in light of the limitations and qualifications described in the immediately preceding bullet) causing shareholders to give insufficient consideration to the risk factors and financial information that are truly material.

Unlike the Murray Devine opinion, the only references to Houlihan Lokey’s opinion in the joint proxy and information statement/prospectus are as part of the description of the closing conditions to the Merger set forth in the merger agreement. Houlihan Lokey’s opinion is not otherwise referred to in the joint proxy and information statement/prospectus. In particular, we note that the receipt of the solvency opinion from Houlihan Lokey is not included in the section titled “Recommendation of the NewPage Board of Directors and NewPage’s Reasons for the Merger” on page 129 of the joint proxy and information statement/prospectus, and we confirm that the NewPage board of directors did not, and does not, consider the receipt of Houlihan Lokey’s solvency opinion to be a reason to consummate the Merger.

For the foregoing reasons, we do not believe it necessary or appropriate to provide a discussion of Houlihan Lokey’s solvency opinion or furnish the opinion as an annex to the joint proxy and information statement/prospectus or an exhibit to the Registration Statement.

Letters to Stockholders of Verso and NewPage

2.	Staff’s Comment: Please revise the disclosure in each letter to clarify the disclosure relating to the consideration to be received by the NewPage stockholders in connection with the merger. For example, in the second paragraph of the letter to Verso stockholders, please revise to distinguish among the disclosure relating to each of the three components of consideration (cash, notes and shares of Verso common stock). In addition, please revise the letter to NewPage stockholders to disclose the possibility for downward adjustment of the notes. We note your related disclosure at page 16.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures in each letter.

Questions and Answers for Verso Stockholders, page 5

3.	Staff’s Comment: Please clarify why the question “Where will the Verso common stock and the notes that I receive in the Merger be publicly traded?” appears in the Questions and Answers for Verso Stockholders. In that regard, the question and answer appear to apply to NewPage stockholders. In addition, please revise to disclose in this section whether you intend to apply to list on a national securities exchange the notes to be received by the NewPage stockholders in the merger. We note your related disclosure at page 70.

Response: In response to the Staff’s comment, we have moved the above-referenced disclosures to appear on page 11.

Cover Page

4.	Staff’s Comment: We note you disclose at page 139 that NewPage stockholders will receive a special dividend of approximately $250 million in cash, without regards as to whether the Merger is completed. In addition, we note your disclosure at page 180 that, as of the date of the filing, NewPage shareholders would have received 10,634,497 shares in the aggregate. Please provide this information in the NewPage letter to stockholders and in the “Summary” section that begins on page 13.

Response: In response to the staff’s comment, we have revised the above-referenced disclosures in the letter and on pages 16 and 17.

Unaudited Pro Forma Condensed Combined Financial Information, page 100

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 108

Note 1 — Description of Transaction, page 108

5.	Staff’s Comment: Disclosure in your filing indicates that, following the merger, the principal amount of the outstanding New Second Lien Notes and the outstanding New Subordinated Notes will be reduced, the maturity dates will be extended, and the interest rates will be adjusted. It appears that you have applied guidance per FASB ASC 470-60 with regard to the pro forma impact of the exchange of these notes. Please provide us with a detailed description of your application of this guidance in the context of the modification of the terms of these notes.

Response: The Company respectfully advises the Staff that there are currently no exchange offers outstanding and the prior Exchange Offer Transactions expired on February 27, 2014. Therefore, the effects of any future exchange offers, if any, have been excluded from the pro forma adjustments in Amendment No. 1 to the joint proxy/information statement as there were no factually supportable exchange offers as of the date of Amendment No. 1 to the joint proxy/information statement.

The Company analyzed the prior Exchange Offers (as defined in Amendment No. 1) under the model in ASC 470-60-55-5. The prior Exchange Offers expired on February 27, 2014. Any future exchange offer to holders of the Company’s existing debt may be on terms that differ from the prior Exchange Offers.

In applying the criteria in ASC 470-60-55-8 to the prior Exchange Offers as described in the Unaudited Pro Forma Condensed Combined Financial Statements in the Registration Statement, Company management believes that it is unlikely that Verso’s entity specific cash flows encompassing only the current business capabilities and excluding any future ability to refinance would be sufficient to service the interest and principal payments of its outstanding 8.75% Second Priority Senior Secured Notes due 2019 (the “Old Second Lien Notes”) and 11 3/8% Senior Subordinated Notes due 2016 (the “Old Subordinated Notes”) through maturity given the large principal balances ($142.5 million due in 2016 for the Old Subordinated Notes and $396 million due in 2019 for the Old Second Lien Notes). The Company also considered the positive factors in ASC 470-60-55-9, noting that the interest rates in the prior Exchange Offers represent an increase in interest rates and that the rates imposed are in excess of rates that would be offered to a non-troubled debtor. As a result, the Company believes that it does meet the criteria for experiencing financial difficulty and, therefore, proceeded to consideration of whether either one or both of the prior Exchange Offers represented a concession by the respective noteholders. The Company separately considered each Exchange Offer’s terms noting the following:

Old Second Lien Notes – The principal amount of New Second Lien Notes (as defined in Amendment No. 1) offered in the Exchange Offers for any and all Old Second Lien Notes represents 47% of the original principal amount of the Old Second Lien Notes, which the Company considers to be a substantial decrease. In addition, the future cash flows associated with the New Second Lien Notes are less than the carrying value of the Old Second Lien Notes at September 30, 2013. The calculations of the future cash flows and resulting gain are shown below:

Second Lien Notes:
Original Maturity	2/1/2019
Exchange offer maturity	8/1/2021
Original Interest Rate	8.75%
Exchange Offer Interest Rate	10.00%
Original Par Value	$396,000
Exchange offer Par Value ($470 per $1,000)	$186,120
Carrying Value of Notes 9/30/2013	$394,981
Unamortized Debt Issuance at 9/30/2013	$(7,951)
Accrued Interest Payable at 9/30/2013	$5,775

Net Carrying Value at 9/30/2013:	$392,805

Old Second Lien Notes Interest Payment Accrued 9/30/2013	$5,775
Interest Payments after merger	$145,794 [1]
Exchange offer principal payment at 8/1/2021	$186,120

Exchange offer cash flows	$337,689 [2]

Gain on Exchange of Second Lien Notes	$(55,116)

[1]	Interest Payments from 9/30/2013 pro forma balance sheet date to exchange offer maturity, 94 months
[2]	Cash flows are less than net carrying value of notes at 9/30/2013

Based on the calculations noted above, the Company considers that the prior Exchange Offer of New Second Lien Notes for any and all Old Second Lien Notes did represent a concession, and the reduction in carrying value and treatment of future interest expense were included in the pro forma financial statements included in the Registration Statement in accordance with the guidance in ASC 470-60-35-6. This guidance resulted in the New Second Lien Notes being recorded in the September 30, 2013 pro forma balance sheet at the total amount of future cash flows after the modification of $331.9 million (cash flows of New Second Lien Notes included in pro forma long-term debt at September 30, 2013 includes only principal and interest payments associated with the New Second Lien Notes and excludes $5.8 million of accrued interest on Old Second Lien Notes included in interest payable at September 30, 2013). Further, in accordance with ASC 470-60-35-6, future interest payments were recorded as a reduction of the carrying value of the New Second Lien Notes and not recorded as interest expense. Therefore, the pro forma interest expense for the year ended December 31, 2012 and nine months ended September 30, 2013 excluded any interest expense associated with the New Second Lien Notes.

Old Subordinated Notes – The principal amount of New Subordinated Notes (as defined in Amendment No. 1) offered in the Exchange Offers for any and all Old Subordinated Notes represented 57% of the original principal amount of the Old Subordinated Notes, which the Company considers a substantial reduction. The calculations of the future cash flows and carrying value are below:

Senior Subordinated
Original Maturity	8/1/2016
Exchange offer maturity	8/1/2022
Original Interest Rate	11.375%
Exchange Offer Interest Rate	11.50%
Original Par Value	$142,500
Exchange offer Par Value ($570 per $1,000)	$81,225
Carrying Value of Notes 9/30/2013	$142,500
Unamortized Debt Issuance at 9/30/2013	$(1,312)
Accrued Interest Payable at 9/30/2013	$2,702

Net Carrying Value at 9/30/2013:	$143,890

Old Sub. Notes Interest Payment Accrued 9/30/2013	$2,702
Interest Payments after exchange	$82,511 [3]
Exchange offer principal payment	$81,225

Exchange offer cash flows	$166,438

Modified Cash Flows in Excess of Carrying Value at 9/30/2013 after Exchange	$22,548

[3]	Interest Payments from 9/30/2013 pro forma balance sheet date to exchange offer maturity, 106 months

Although the future cash payments following the modification in the exchange exceeded the carrying value of the Old Subordinated Notes at September 30, 2013, based on the magnitude of the reduction in principal, Verso calculated the effective interest rate under the terms of the prior Exchange Offer noting that the effective interest rate after the exchange was 2.27% compared to 11.375% prior to the modification. The effective interest rate was calculated as the discount rate that equates the present value of the future cash payments specified by the new terms with the carrying amount of the Old Subordinated Notes at September 30, 2013, such that the reduction in par value of based on the prior Exchange Offer is recognized systematically over the term of the New Subordinated Notes and at maturity the carrying value of the Subordinated Notes is equal to the principal amount of the notes of $81.2 million. Based on the substantial reduction in the effective interest rate, the Company considers that the prior Exchange Offer of New Subordinated Notes for any and all Old Subordinated Notes does represent a concession. Therefore, the Company reflected the carrying value of New Subordinated Notes and interest expense in the pro forma financial statements in the Registration Statement in accordance with the guidance in ASC 470-60-35-5. This resulted in the New Subordinated Notes being recorded in the September 30, 2013 pro forma balance sheet at the September 30, 2013 carrying value of the Old Subordinated Notes of $142.5 million and interest expense for the year ended December 31, 2012 and nine months ended September 30, 2013 calculated at the effective interest rate after the modification of 2.27% with the difference between interest payments calculated under the terms of the New Subordinated Notes and the interest expense reducing the carrying amount of the New Subordinated Notes.

Note 3 — Pro Forma Adjustments, page 109

6.	Staff’s Comment: A component of pro forma adjustment (d) relates to preliminary estimated additional interest expense for debt incurred in connection with the merger. We note the disclosure on page 109 of your filing stating that you have obtained commitments from certain lenders to provide debt financing for the merger. Please revise to disclose whether you used a current interest rate or an interest rate for which you have a commitment to calculate this adjustment.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on page 101 to disclose the interest rate used in the pro forma adjustment.

7.	Staff’s Comment: Please revise the pro forma adjustment for the elimination of the historical interest expense for NewPage to specifically identify the debt arrangements to which this adjustment relates.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on page 101 to specifically identify the debt arrangements to which the adjustment relates.

Background of the Merger, page 136

8.	Staff’s Comment: You disclose that Verso’s proposal to acquire NewPage prior to its emergence from bankruptcy was not supported by the committee of NewPage’s creditors. You further disclose that representatives of Apollo discussed the potential acquisition of NewPage by Verso during January 2013. Please explain the process by which Verso and NewPage initiated these discussions, including any reason for initiating discussions at that time.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on pages 124 to 129.

9.	Staff’s Comment: Please revise to identify by name the parties and individuals, including the individuals at NewPage, Apollo and Verso, who were involved in each stage of the discussions and negotiations to which you refer. In addition, please disclose the participation of a financial advisor in any discussion and negotiations. In that regard, we note your disclosure at pages 144 and 150 that Goldman Sachs and Evercore, respectively, held discussions or met with members of senior management of NewPage and Verso.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on pages 124 to 129.

10.	Staff’s Comment: Your disclosure should describe in sufficient detail any material issues discussed and positions taken in each presentation, discussion and negotiation. For example, please discuss each of the following, or tell us why you do not believe that such information is material:

(i)	The specific strategic alternatives reviewed by NewPage’s board of directors on September 24, 2013, as well as why such alternatives were not pursued. We note that at page 139, NewPage’s board of directors considered continuing to operate NewPage on a stand-along basis, acquiring other assets or companies and selling NewPage or portions of NewPage’s assets to other potential acquirers.

(ii)	The specific terms and alternative structures discussed by NewPage, Apollo and Verso during November and December 2013 and material terms of any draft agreements prepared, including the merger agreement. In that regard, we note you disclose at page 137 that during November 2013, representatives of NewPage, Apollo and Verso negotiated key terms of the transaction and possible alternative transaction structures.

(iii)	The changes to the terms of the transaction requested by certain NewPage stockholders in December 2013 as preconditions for their entering into support agreements and the amendment to the NewPage Stockholders Agreement.

(iv)	The proposed changes requested by certain NewPage stockholders between January 1, 2014 and January 3, 2014 referenced at page 139, and the related changes to which Verso agreed.

(v)	The rationale for the support agreements and amendments to the Stockholders Agreement, as well as the financing transactions. We note you disclose at page 138 that Verso indicated that the support agreements and Stockholders Agreement were preconditions to Verso’s willingness to enter into the Merger Agreement.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on pages 124 to 129.

11.	Staff’s Comment: For Verso and NewPage, please discuss the reasons for and negotiations behind management’s decisions regarding the valuation and form of consideration for the merger, including whether alternative forms of consideration were contemplated and why such alternatives were not pursued. Please also disclose any material discussions relating to the financing arrangements necessary to complete the merger, including Verso’s debt re-financing in connection with the merger.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on pages 124 to 129.

12.	Staff’s Comment: We note your disclosure that the board of NewPage and Verso considered the expected $175 million of pre-tax total cost synergies as a material factor in recommending the merger. We further note that Evercore considered and relied on the projected cost synergies calculated by management in preparing its Trading Multiples and Discounted Cash Flow Analysis on pages 154 and 155. Please revise your description of the synergies to disclose the basis for and assumptions relied upon in preparing such analysis. Also, expand the discussion of the board’s consideration of these synergies in their approval of the merger.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on page 139.

Fairness Opinion of Financial Advisor to NewPage, page 143

13.	Staff’s Comment: We note that your disclosure of the material financial analyses delivered by Goldman Sachs is limited to (i) the analysis of the per share consideration and (ii) the illustrative discounted cash flow analysis. We also note that Goldman Sachs relied on the “Forecasts” when preparing each such analysis. Please disclose such Forecasts and related assumptions relied upon by Goldman Sachs in preparing such financial analyses, or tell us why you do not believe that such information is material.

Response: In response to the Staff’s comment, we respectfully submit that all material information for the stockholders of each of Verso and NewPage regarding the financial analyses delivered by Goldman Sachs is included in the Form S-4. Furthermore, Verso and NewPage each believes that the forecasts relied upon by Goldman Sachs in preparing its discounted cashflow analysis, which were prepared by Verso and NewPage, are not material information for their stockholders and would not assist their stockholders in making an informed decision regarding, in the case of the Verso stockholders, approving the issuance of Verso common stock in the Merger and, in the case of the NewPage stockholders, adopting the Merger Agreement for the following reasons:

(i)	Numerous factors and information were considered by the boards of directors of Verso and NewPage in connection with their respective reviews of the Merger. The NewPage board of directors considered multiple factors in its decision-making process that were deemed material by it, each of which is described and set forth on pages 129-133. Likewise, the Verso board of directors considered multiple factors in its decision-making process that were deemed material by it, each of which is also described and set forth on pages 138-140. Any other factors or information considered or discussed by each board of directors were not deemed material by it and disclosure regarding other factors or information would not provide any additional material information to the stockholders of Verso or NewPage.

(ii)	Given the nature of the businesses of NewPage and Verso, the forecasts prepared by each party are subject to inherent uncertainty and numerous risks (including the pricing of raw materials, mill run-rates, demand for each company’s products and the impact of adverse changes in the markets served by NewPage or Verso or in the businesses of either company) that were beyond the ability of either company to control or predict. While the projections did give each board a valid perspective in its due diligence of the transaction, the boards of directors received presentations from their respective management teams and, in the case of the NewPage board of directors, from the Verso management team, regarding the assumptions underlying the projections. The boards of directors also applied their respective collective understanding of the companies’ prospects based on each directors’ industry-related (if applicable) and general business experience, as well as their company-specific knowledge from having acted as directors of their respective companies for at least a year prior to the approval of the Merger, in making their respective conclusions regarding the relevance of the projections to the Merger. As a result, Verso and NewPage believe that no stockholder could consider the projections material, in and of themselves, in evaluating the Merger. Furthermore, in light of the facts that (a) the paper industry is in secular decline, (b) opportunities for revenue growth in the industry are limited, (c) economic conditions within the industry have affected demand for Verso’s and NewPage’s products, and (d) each of Verso’s and NewPage’s production capacity is already published by third-party sources such as RISI along with forecasts by RISI of expected customer demand (and such RISI data is used by industry analysts and investors to build financial models and make investment decisions), we believe that stockholders have sufficient information to make their own independent assessment of each of Verso’s and NewPage’s future results of operations, cash flows and financial condition, as well as the future direction of the industry.

(iii)	The companies believe that the inclusion of any forecasts would be confusing to the stockholders of NewPage and Verso because of the significant number of assumptions made in creating such forecasts and because such stockholders would deem such forecasts as projections of future results. Neither NewPage nor Verso believes that the financial projections would affect the total mix of information made available to the investors of either company. Based on integration plans, NewPage and Verso believe that the only forward looking information prepared in connection with the Merger that was material in and of itself is the expected cost savings and operational synergies, including approximately $175 million of total pre-tax cost synergies, which are expected to be achieved during the first 18 months after completion of the Merger. Because the companies believe such information is material to stockholders, such information is disclosed on page 139. While these expectations and synergies are subject to risks and uncertainties as described under “Risk Factors”, including those associated with the ability to realize the anticipated benefits of combining the two companies, Verso is comfortable with such disclosure of this forward looking statement based on its near term expectations and quantifiable integration plans.

In addition to the forecasts not being material for the reasons described above, the companies believe that providing additional information regarding the forecasts would put each company at a competitive disadvantage if the Merger were not to be completed, would put the combined company at a competitive disadvantage if the Merger is completed and could result in significant competitive harm to each company and the combined company. Each of Verso and NewPage has determined that customers and competitors regularly review each company’s filings with the Commission and believe they have on several occasions used information from these filings to gain leverage against each company. Verso and NewPage believe that the disclosure of specific information regarding the forecasts would have a negative impact on the each company’s, and the combined company’s, competitive position in the marketplace.

14.	Staff’s Comment: Revise your disclosure at page 147 to provide a quantitative description of the fees Goldman Sachs and its affiliates received, or are to receive, for services provided to NewPage or its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on page 137 to state that during the two year period ended January 3, 2014, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided to NewPage and/or its affiliates of approximately $6 million, excluding compensation paid or to be paid to the Investment Banking Division of Goldman Sachs pursuant to its engagement in connection with the Merger.

Opinion of Evercore Group L.L.C., page 149

15.

Staff’s Comment: We note your disclosure at page 154 that Evercore compared the results of the trading multiples analysis to the merger consideration to be paid by Verso pursuant to the merger agreement, noting that the consideration is above where NewPage would likely be valued on a trading multiple basis. Please revise to quantify the value of the merger consideration used for such comparison, and disclose how Evercore determined such value. Please also provide such information for the other comparisons of the merger consideration to the other valuations provided in this section (such as the discounted cash flow analysis provided at page 154).

Response: In response to the Staff’s comment, Verso has revised the summary of Evercore’s Opinion on page 145 to quantify the value of the merger analysis used in its comparison multiple analysis and Evercore’s methodology for determining such value. For the purpose of its analysis, Evercore performed a valuation analysis of the pro forma equity of the combined company and concluded that the pro forma combined company equity less pension liabilities would have a valuation of negative $913 million to $1,310 million. Evercore assumed that all negative values would be dismissed as any new shares issued in the transaction would be fully paid. Accordingly, Evercore calculated the 16.7% stake paid in the merger would be valued at $0 to approximately $180 million. Evercore then calculated the total consideration paid to NewPage would be $900 million to approximately $1,080 million.

16.	Staff’s Comment: Please disclose the criteria used by Evercore to select the peer companies utilized in Evercore’s trading multiple analysis. If any additional companies fit within these criteria but were not included in the analysis, please disclose such information, and disclose why any such companies were not included.

Response: In response to the Staff’s comment, Verso has revised the summary of Evercore’s Opinion on page 144 to include the criteria used by Evercore to select the peer companies utilized in Evercore’s trading multiple analysis. Evercore selected the Company’s Graphic Paper peer group based on the fact that each of the companies in the group is a publicly traded company with significant businesses in the North American coated and uncoated graphic paper markets. Evercore also considered the Company’s broader peer group, comprised of publicly traded North American companies in the Tissue and Industrial and Consumer Packaging sub-segments of the Paper industry with market capitalizations above $250 million. These companies included International Paper, Rock-Tenn, MeadWestvaco, Packaging Corp. of America, KapStone Paper & Packaging, Grief Inc., Clearwater Paper, Glatfelter, Wausau Paper Corp., and Tembec Inc. Evercore concluded that, given the different growth profile and pricing characteristics represented by companies in the Tissue and Industrial and Consumer Packaging sub-segments, none of these companies’ trading multiples would be particularly instructive in valuing companies in the coated printing paper sub-segment of the Paper industry that NewPage and the Company operate in.

Where You Can Find More Information, page 236

17.	Staff’s Comment: We note that you incorporate by reference documents filed by Verso and Verso Holdings. If you believe that you meet the aggregate market value requirement of General Instruction I.B.1 of Form S-3, please provide such market value information to us.

Response: In response to the Staff’s comment, the Company is sending such supplemental material to the Staff by overnight mail.

18.	Staff’s Comment: We note that at page 326 you have excluded from the documents incorporated by reference certain information provided in such documents. Please tell us your basis for such exclusions.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on page 321.

Exhibits

19.	Staff’s Comment: Please file as exhibits to your registration statement the indenture, the intercreditor agreements and security documents you reference are filed as exhibits on page 203.

Response: In response to the Staff’s comment, we have included the indenture as exhibit 4.2, the intercreditor agreements as exhibits 4.3 - 4.6 and the referenced security documents as exhibit 4.7 in the exhibit list to the registration statement as exhibits incorporated by reference.

20.	Staff’s Comment: Please ensure that the trustee is designated and qualified under the Trust Indenture Act of 1939 with respect to the notes to be offered pursuant to this registration statement prior to requesting acceleration of effectiveness. In that regard, we note that you have not filed any related statements as exhibits to your filing, or included any related reference in your exhibit index.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures to provide the Trustee Statement of Eligibility as exhibit 25.1.

Exhibit 5.1

21.	Staff’s Comment: Please obtain and file a revised opinion that also addresses the legality of the guarantees of the New First Lien Notes. See Staff Legal Bulletin No. 19 (Division of Corporation Finance, October 14, 2011), Section II.B.1.e.

Response: In response to the Staff’s comment, we have revised the above-referenced opinion.

22.	Staff’s Comment: We note the assumption in the opinion as to the due authorization, execution and delivery of all documents by the parties other than Verso Paper Corp. Please ensure that the revised opinion does not make such assumption with respect to the guarantors. See Section II.B.3.a of SLB 19.

Response: In response to the Staff’s comment, we have revised the above-referenced opinion.

23.	Staff’s Comment: We note that counsel’s opinion expressly excludes all law other than the General Corporation Law of the State of Delaware. However, we note that a co-registrant guarantor is incorporated in the State of California, and your Indenture will be governed by the laws of the State of New York. Please ensure that you provide a legal opinion covering all relevant jurisdictions. See Section II.B.1.e of SLB 19.

Response: In response to the Staff’s comment, we have revised the above-referenced opinion.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, P.C.

cc:	David J. Paterson
Peter H. Kesser
Robert P. Mundy